SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

COTY INC.
(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

222070203
(CUSIP Number)

Joachim Creus
JAB Beauty B.V.
Piet Heinkade 55
1019 GM Amsterdam
The Netherlands
Tel.: +31 20 235 50 00
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies To:
Paul T. Schnell, Esq.
Sean C. Doyle, Esq.
Maxim O. Mayer-Cesiano, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
Tel.: (212) 735-3000

June 16, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 222070203
1.	NAMES OF REPORTING PERSONS: JAB Beauty B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
None
	8.	SHARED VOTING POWER
453,853,684 (1) (see Items 4 and 5)
	9.	SOLE DISPOSITIVE POWER
None
	10.	SHARED DISPOSITIVE POWER
453,853,684 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 453,853,684 shares of Class A Common Stock (1) (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 53.2% of Class A Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Class A Common Stock, par value $0.01 per share (the “Class A Shares”), of Coty Inc. (the “Company”) that may be deemed to be beneficially owned by JAB Beauty B.V. (formerly known as Cottage Holdco B.V.) (“JAB Beauty”).

(2) The percentage ownership is based upon 852,796,812 Class A Shares issued and outstanding as of April 30, 2023, as set forth in the Quarterly Report on Form 10-Q filed by the Company with the United States Securities and Exchange Commission (the “Commission”) on May 9, 2023 (the “Latest Periodic Report”). As of the date hereof, after giving effect to conversion of the outstanding shares of Series B Convertible Preferred Stock, par value $0.01 per share (the “Series B Shares”) (convertible in the aggregate into 23,813,005 Class A Shares as of September 9, 2022 as set forth in the Definitive Proxy Statement on Schedule 14A filed with the Commission on September 22, 2022), the Reporting Persons may be deemed to beneficially own approximately 51.8% of the Company’s outstanding Class A Shares.

CUSIP No. 222070203
1.	NAMES OF REPORTING PERSONS: JAB Holdings B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
None
	8.	SHARED VOTING POWER
453,853,684 (1) (see Items 4 and 5)
	9.	SOLE DISPOSITIVE POWER
None
	10.	SHARED DISPOSITIVE POWER
453,853,684 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 453,853,684 shares of Class A Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 53.2% of Class A Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) Amount consists of 453,853,684 Class A Shares held by JAB Beauty. JAB Holdings B.V. (“JAB Holdings”) may be deemed to have beneficial ownership of such Class A Shares since JAB Beauty is an indirect subsidiary of JAB Holdings.

(2) The percentage ownership is based upon 852,796,812 Class A Shares issued and outstanding as of April 30, 2023, as set forth in the Latest Periodic Report. As of the date hereof, after giving effect to conversion of the outstanding Series B Shares (convertible in the aggregate into 23,813,005 Class A Shares as of September 9, 2022 as set forth in the Proxy), the Reporting Persons may be deemed to beneficially own approximately 51.8% of the Company’s outstanding Class A Shares.

CUSIP No. 222070203
1.	NAMES OF REPORTING PERSONS: Agnaten SE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
None
	8.	SHARED VOTING POWER
453,853,684 (1) (see Items 4 and 5)
	9.	SOLE DISPOSITIVE POWER
None
	10.	SHARED DISPOSITIVE POWER
453,853,684 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 453,853,684 shares of Class A Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 53.2% of Class A Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) Amount consists of 453,853,684 Class A Shares held by JAB Beauty. Agnaten SE (“Agnaten”) may be deemed to have beneficial ownership of such Class A Shares since JAB Beauty is an indirect subsidiary of Agnaten.

(2) The percentage ownership is based upon 852,796,812 Class A Shares issued and outstanding as of April 30, 2023, as set forth in the Latest Periodic Report. As of the date hereof, after giving effect to conversion of the outstanding Series B Shares (convertible in the aggregate into 23,813,005 Class A Shares as of September 9, 2022 as set forth in the Proxy), the Reporting Persons may be deemed to beneficially own approximately 51.8% of the Company’s outstanding Class A Shares.

CUSIP No. 222070203
1.	NAMES OF REPORTING PERSONS: Lucresca SE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
None
	8.	SHARED VOTING POWER
453,853,684 (1) (see Items 4 and 5)
	9.	SOLE DISPOSITIVE POWER
None
	10.	SHARED DISPOSITIVE POWER
453,853,684 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 453,853,684 shares of Class A Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 53.2% of Class A Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) Amount consists of 453,853,684 Class A Shares held by JAB Beauty. Lucresca SE (“Lucresca”) may be deemed to have beneficial ownership of such Class A Shares since JAB Beauty is an indirect subsidiary of Lucresca.

(2) The percentage ownership is based upon 852,796,812 Class A Shares issued and outstanding as of April 30, 2023, as set forth in the Latest Periodic Report. As of the date hereof, after giving effect to conversion of the outstanding Series B Shares (convertible in the aggregate into 23,813,005 Class A Shares as of September 9, 2022 as set forth in the Proxy), the Reporting Persons may be deemed to beneficially own approximately 51.8% of the Company’s outstanding Class A Shares.

Explanatory Note

This statement on Schedule 13D/A constitutes Amendment No. 5 (this “Amendment No. 5”) to and amends and supplements the prior statement on Schedule 13D as filed on May 1, 2019, as amended by Amendment No. 1 filed on March 19, 2020, Amendment No. 2 filed on November 16, 2020, Amendment No. 3 filed on October 29, 2021 and Amendment No. 4 filed on February 10, 2023 (as so amended, the “Schedule 13D”), by (i) JAB Beauty B.V. (formerly known as Cottage Holdco B.V.), a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“JAB Beauty”), (ii) JAB Holdings B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“JAB Holdings”), (iii) Agnaten SE, a private company incorporated under the laws of Luxembourg (“Agnaten”) and (iv) Lucresca SE, a private company incorporated under the laws of Luxembourg (“Lucresca” and together with JAB Beauty, JAB Holdings and Agnaten, the “Reporting Persons”). Except as set forth herein, all items remain as previously reported in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

Amendment and Restatement of Stockholders Agreement

On June 16, 2023, Coty Inc. (the “Company”), JAB Holdings and JAB Beauty (JAB Holdings and JAB Beauty together, the “JAB Stockholder Parties”) entered into an amendment and restatement of the Stockholders Agreement dated as of March 17, 2019 (the “Amended and Restated Stockholders Agreement”).

The Amended and Restated Stockholders Agreement reflects certain changes as required under the Stipulation and Agreement of Compromise and Settlement (the “Stipulation of Settlement”) related to the consolidated purported stockholder class action and derivative complaint concerning the tender offer by JAB Beauty (the “Tender Offer”) and the Schedule 14D-9 brought in the Delaware Court of Chancery. Such changes include:

i.	during the three-year period from the effective date of the Amended and Restated Stockholders Agreement, the JAB Stockholder Parties shall not, subject to certain exceptions, effect or enter into any agreement to effect any acquisition of additional shares of Class A Common Stock, par value $0.01 per share, of the Company (the “Shares”), provided that, the JAB Stockholder Parties may acquire shares of capital stock of the Company (including Shares, “Company Securities”) on an established securities exchange or through privately negotiated transactions that, after giving effect to such acquisition, does not result in an increase in the JAB Stockholder Parties’ and their affiliates’ collective beneficial ownership percentage of the voting power of the then issued and outstanding Company Securities to an amount greater than the percentage of the voting power of the issued and outstanding Company Securities beneficially owned by the JAB Stockholder Parties, collectively, as of the consummation of the Tender Offer, plus 9%;

ii.	the appointment of a new lead independent director consistent with the terms of the Stipulation of Settlement;

iii.	during the one-year period following the effective date of the Amended and Restated Stockholders Agreement, the JAB Stockholder Parties shall not, subject to certain exceptions, transfer any Shares to any other person or group (other than an affiliate of any of the JAB Stockholder Parties) if, after giving effect to such transfer, such person or group would become the largest beneficial owner of Shares;

iv.	the Company shall include certain questions specified in the Amended and Restated Stockholders Agreement its annual directors and officers’ questionnaire used in the preparation of the Company’s Form 10-K, annual report to stockholders and proxy statement; and

v.	the Amended and Restated Stockholders Agreement shall terminate upon the earlier of the mutual consent of the parties to the Stockholders Agreement or such time as the JAB Stockholder Parties and their affiliates cease to beneficially own 25% of the voting power of the Company on a fully diluted basis.

The Amended and Restated Stockholders Agreement was entered into at the recommendation of a special committee (the “Special Committee”) of disinterested, independent directors of the Board of Directors of the Company (the “Board”), and with approval of the Board, subject to court approval of the settlement. On June 13, 2023, the Delaware Court of Chancery approved the Stipulation of Settlement, which, as previously disclosed, calls for the Company to adopt certain corporate governance changes, including the Amended and Restated Stockholders Agreement.

The description of the Amended and Restated Stockholders Agreement set forth in this Item 4 is not complete and is qualified in its entirety by reference to the Amended and Restated Stockholders Agreement, which is filed as Exhibit G to this Amendment No. 5 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

(a) – (b) The Reporting Persons may be deemed to beneficially own 453,853,684 Class A Shares, representing approximately 53.2% of the Company’s outstanding Class A Shares (based upon 852,796,812 Class A Shares issued and outstanding as of April 30, 2023, as set forth in the Quarterly Report on Form 10-Q filed by the Company with the United States Securities and Exchange Commission (the “Commission”) on May 9, 2023 (the “Latest Periodic Report”)). As of the date hereof, after giving effect to conversion of the outstanding shares of Series B Convertible Preferred Stock, par value $0.01 per share (the “Series B Shares”) (convertible in the aggregate into 23,813,005 Class A Shares as of September 9, 2022 as set forth in the Definitive Proxy Statement on Schedule 14A filed by the Company with the Commission on September 22, 2022), the Reporting Persons may be deemed to beneficially own approximately 51.8% of the Company’s outstanding Class A Shares.

JAB Beauty has voting power and dispositive power with regard to 453,853,684 Class A Shares. JAB Holdings, Agnaten and Lucresca, by virtue of their relationships to JAB Beauty, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Exchange Act) the Class A Shares which JAB Beauty directly beneficially owns.

As of the date hereof, Peter Harf has sole voting and investment power with respect to 12,350,509 Class A Shares and 146,057 Series B Shares. As a result, Mr. Harf may be deemed to beneficially own, in the aggregate, 36,163,514 Class A Shares (comprised of 12,350,509 Class A Shares and 23,813,005 Class A Shares issuable upon conversion of Series B Shares as of September 9, 2022 as set forth in the Proxy), representing approximately 4.1% of the Company’s outstanding Class A Shares (based upon (i) 852,796,812 Class A Shares issued and outstanding as of April 30, 2023, as set forth in the Latest Periodic Report, and (ii) the 146,057 Series B Shares).

As of the date hereof, Olivier Goudet has sole voting and investment power with respect to 1,049,129 Class A Shares, representing approximately 0.1% of the Company’s outstanding Class A Shares issued and outstanding as of April 30, 2023, as set forth in the Latest Periodic Report.

Except as set forth in this Item 5(a), none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the persons named in Schedule A hereto, beneficially owns any Class A Shares.

(c) On May 22, 2023, Mr. Goudet transferred 1,049,129 Class A Shares to Platin Holdings S.a r.l, a holding company that is wholly-owned by Mr. Goudet and his spouse. Except as set forth in this Item 5(c), none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Schedule A hereto, has effected any transactions in the Shares during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

JAB Beauty and JAB Holdings are party to the Amended and Restated Stockholders Agreement.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented as follows:

EXHIBIT INDEX

Exhibit No.	Description

G	Amended and Restated Stockholders Agreement, dated as of June 16, 2023, by and among Coty Inc., JAB Holdings B.V. and JAB Beauty B.V. (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by Coty Inc. with the United States Securities and Exchange Commission on June 16, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2023

JAB BEAUTY B.V. JAB HOLDINGS B.V.

By:	/s/ Luuk Hoogeveen
Name:	Luuk Hoogeveen
Title:	Managing Director

By:	/s/ Frank Engelen
Name:	Frank Engelen
Title:	Managing Director

AGNATEN SE
LUCRESCA SE

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	Authorized Representative